SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 July 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 23 July 2010

                   re: CEBS Stress test results

73/10                                                                                                                                     23 July 2010

COMMITTEE OF EUROPEAN BANKING SUPERVISORS (CEBS) STRESS TEST RESULTS

In parallel with the publication of the stress test results by CEBS, the Group along with the other banks subject to this stress test have been asked to publish our exposures as at 31 March 2010 to national and local governments in accordance with a common set of principles.  The principles are set out in Appendix 1 and we set out below our unaudited exposures as at 31 March 2010.  In addition, to facilitate understanding of the movements in our exposures, we have also provided information on these exposures as at 30 June 2010.

Exposures to central and local governments

Banking group's exposure on a consolidated basis

Lloyds Banking Group
31 March 2010
	Gross Exposures			Net Exposures
	(net of impairment)	of which banking book	of which trading book	(net of impairment)
	£m	£m	£m	£m
Austria	21	3	19	21
Belgium	88	84	4	88
Bulgaria	0	0	0	0
Cyprus	1	0	1	1
Czech Republic	0	0	0	0
Denmark	67	67	0	67
Estonia	0	0	0	0
Finland	0	0	0	0
France	659	659	0	659
Germany	1,432	1,368	64	1,432
Greece	0	0	0	0
Hungary	2	0	2	2
Iceland	0	0	0	0
Ireland	0	0	0	0
Italy	94	94	0	94
Latvia	0	0	0	0
Liechtenstein	0	0	0	0
Lithuania	0	0	0	0
Luxembourg	412	212	200	412
Malta	0	0	0	0
Netherlands	185	185	0	185
Norway	0	0	0	0
Poland	0	0	0	0
Portugal	143	143	0	143
Romania	24	24	0	24
Slovakia	0	0	0	0
Slovenia	0	0	0	0
Spain	0	0	0	0
Sweden	5	5	0	5
United Kingdom	5,143	5,114	29	5,143
	8,278	7,960	318	8,278

Lloyds Banking Group
30 June 2010
	Gross Exposures			Net Exposures
	(net of impairment)	of which banking book	of which trading book	(net of impairment)
	£m	£m	£m	£m
Austria	21	3	19	21
Belgium	76	76	0	76
Bulgaria	0	0	0	0
Cyprus	1	0	1	1
Czech Republic	0	0	0	0
Denmark	0	0	0	0
Estonia	0	0	0	0
Finland	0	0	0	0
France	671	671	0	671
Germany	1,404	1,404	0	1,404
Greece	0	0	0	0
Hungary	2	0	2	2
Iceland	0	0	0	0
Ireland	0	0	0	0
Italy	0	0	0	0
Latvia	0	0	0	0
Liechtenstein	0	0	0	0
Lithuania	0	0	0	0
Luxembourg	0	0	0	0
Malta	0	0	0	0
Netherlands	170	170	0	170
Norway	0	0	0	0
Poland	0	0	0	0
Portugal	0	0	0	0
Romania	24	24	0	24
Slovakia	0	0	0	0
Slovenia	0	0	0	0
Spain	0	0	0	0
Sweden	0	0	0	0
United Kingdom	5,303	5,259	44	5,303
	7,670	7,605	65	7,670

- END -

For further information:

Investor Relations

Kate O'Neill                                                                            +44 (0) 20 7356 3520

Managing Director, Investor Relations

Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Media Relations

Brigitte Trafford                                                                      +44 (0) 20 7356 1008

Group Communications Director

Email: brigitte.trafford@lloydsbanking.com

Sara Evans                                                                            +44 (0) 20 7356 2075

Media Relations Manager

Email: sara.evans2@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Appendix 1

In compiling the data for this exercise, we have followed the CEBS instructions for completion, which we reproduce below:

Guidance for completion

The 'Reporting Date' is the date about which the exposures are being reported.  This should be 31 March 2010.

Amounts should be reported in million reporting currency.

It is advised that supervisors make sure that the information disclosed by the banks is in line with the information used for stressing the exposures.

For each reporting bank, the exposures should be provided only on the highest level of consolidation applied to this banking group.

Exposures should be reported on an immediate borrower basis (eg an exposure of 100 towards Country A, collateralised with bonds issued by Country B, is reported on Country A but not on Country B).

The exposures to central and local governments include loans and receivables and securities.

'Gross Exposures' are provided on the basis of their accounting value, net of impairment but gross of Collateral and Hedging.

In practice:

-     Trading, Fair value Options and AFS assets (whether securities or loans) should be reported at their fair value

-     Loans and receivables and Held to Maturity assets should be reported at their amortised cost (net of impairment losses)

-     Derivatives (including CDS) should be reported at their fair value (if positive)

'Net Exposures' are the 'Gross Exposures' net of credit risk mitigants, as defined in the CRD.  They can also include short selling positions in futures.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  23 July 2010